UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CompleTel Europe N.V.
                                (Name of Issuer)


                                 Ordinary Shares
                         (Title of Class of Securities)


                                   N21590 10 9
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N21590 10 9


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

      CompleTel LLC


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

      Delaware


--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares                   5,157,509
Beneficially
Owned by            6.   Shared Voting Power
Each                     -0-
Reporting
Person With         7.   Sole Dispositive Power
                         5,157,509

                    8.   Shared Dispositive Power
                         -0-
--------------------------------------------------------------------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,157,509


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)............................[   ]


11.  Percent of Class Represented by Amount in Row (9)
     3.2%


12.  Type of Reporting Person (See Instructions)
     OO *
     * The reporting person is a limited liability company.

CUSIP No. N21590 10 9


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CompleTel (N.A.) N.V.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) [X]


3.   SEC Use Only


4.   Citizenship or Place of Organization

     Netherlands Antilles



--------------------------------------------------------------------------------
Number of           5.   Sole Voting Power
Shares                   -0-
Beneficially
Owned by            6.   Shared Voting Power
Each                     4,808,726
Reporting
Person With         7.   Sole Dispositive Power
                         -0-

                    8.   Shared Dispositive Power
                         4,808,726
--------------------------------------------------------------------------------

9.     Aggregate Amount Beneficially Owned by Each Reporting Person
       4,808,726


10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)............................[   ]


11.    Percent of Class Represented by Amount in Row (9)
         3.0%


12.    Type of Reporting Person (See Instructions)
         CO

Item 4.  Ownership.

         (a)  Amount Beneficially Owned

              CompleTel LLC                        5,157,509 (1)
                                            ---------------------------
              CompleTel (N.A.) N.V.                4,808,726
                                            ---------------------------

         (b)  Percent of class:

              CompleTel LLC                        3.2% (2)
                                            ---------------------------
              CompleTel (N.A.) N.V.                3.0% (2)
                                            ---------------------------
              ------------------
              (1) 348,783 of these shares are held directly by CompleTel LLC.
                  The remaining 4,808,726 shares are held indirectly through CompleTel (N.A.) N.V.
              (2) Based upon 160,555,222 Ordinary Shares issued and outstanding as of December 31, 2001.

         (c) The following indicates for each filing person the number of shares of Company securities as to which there is sole and/or shared power to vote or dispose of the shares:

                CompleTel LLC
                Sole Power(1)                               Shared Power
                ----------                                  ------------
                5,157,509                                        - 0 -

                CompleTel (N.A.) N.V.
                Sole Power                                  Shared Power
                ----------                                  ------------
                - 0 -                                       4,808,726
                -------------------
                (1)  CompleTel LLC has the ultimate power to vote and dispose of the 4,808,726 Ordinary Shares held by CompleTel (N.A.) N.V. due to its ownership of 100% of the stock of CompleTel (N.A.) N.V.


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G is filed jointly on behalf of each of CompleTel LLC and CompleTel (N.A.) N.V.

Date:    February 6, 2002     CompleTel LLC


                              By:      /s/ James E. Dovey
                                  --------------------------------
                              Name:    James E. Dovey
                              Title:   Manager


Date:    February 6, 2002     CompleTel (N.A.) N.V.

                              By:  Curacao Corporation Company N.V.
                                     Managing Director

                              By: /s/ R.J.L. Kokshoorn / W.F. van den Stoom
                                  ----------------------------------------------
                              Name: R.J.L. Kokshoorn / W.F. van den Stoom
                                    --------------------------------------------
                              Title:Attorneys-in-fact